NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 18, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 07, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The mandatory conversion of Alexandria Real Estate Equities, Inc. 7.00% Series D Cumulative Convertible Preferred Stock became effective before the open on October 7, 2019. Each share of Series D Preferred Stock was converted to 0.2513 shares of Alexandria Real Estate Equities, Inc. Common Stock, which was equivalent to a conversion price of approximately $99.48 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 07, 2019.